                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     44913S
                                 --------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Not Applicable
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44913S                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                     (a)  [X]

                                                                 (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                9,426,527 shares
8.       SHARED VOTING POWER:              2,030,268 shares
9.       SOLE DISPOSITIVE POWER:           9,426,527 shares
10.      SHARED DISPOSITIVE POWER:         2,030,268 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  11,456,795 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  46.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO; HC

CUSIP NO. 44913S                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                     (a)  [X]

                                                                 (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                        None
8.       SHARED VOTING POWER:               1,388,044 shares
9.       SOLE DISPOSITIVE POWER:                   None
10.      SHARED DISPOSITIVE POWER:          1,388,044 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  1,388,044 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  8.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

CUSIP NO. 44913S                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Citation Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                     (a)  [X]

                                                                 (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                           None
8.       SHARED VOTING POWER:                  642,224 shares
9.       SOLE DISPOSITIVE POWER:                      None
10.      SHARED DISPOSITIVE POWER:             642,224 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  642,224 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

CUSIP NO. 44913S                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Sequoia Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                     (a)  [X]

                                                                 (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                         None
8.       SHARED VOTING POWER:                642,224 shares
9.       SOLE DISPOSITIVE POWER:                    None
10.      SHARED DISPOSITIVE POWER:           642,224 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  642,224 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

Item 1.    Security and Issuer.

           This Amendment No. 7 to Schedule 13D ("Amendment No. 7") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606. The persons filing this Amendment No. 7 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), Citation Insurance Company ("Citation") and Sequoia Insurance Company ("Sequoia").

Item 3.    Source and Amount of Funds or Other Consideration.

           Please see Item 4 of this Amendment No. 7.

Item 4.    Purpose of Transaction.

           During the period from December 14, 2000 through January 5, 2001, Holdings purchased an aggregate of 245,000 HyperFeed Shares. The HyperFeed Shares were purchased in open market transactions. All of the purchases were made using working capital of Holdings. The table set forth below furnishes information concerning the dates on which purchases were made, the number of HyperFeed Shares purchased and the price per share.

      ------------- ------------------------- ------------------
                       Number of HyperFeed
      Date              Shares Purchased       Price Per Share
      ----              ----------------       ---------------
      ------------- ------------------------- ------------------
      12/14/2000             4,700                 $1.7500
      ------------- ------------------------- ------------------
      12/17/2000             7,600                 $1.7500
      ------------- ------------------------- ------------------
      12/18/2000            10,000                 $1.8750
      ------------- ------------------------- ------------------
      12/19/2000            27,700                 $1.7430
      ------------- ------------------------- ------------------
      12/20/2000            10,000                 $1.6250
      ------------- ------------------------- ------------------
      12/21/2000            13,100                 $1.6250
      ------------- ------------------------- ------------------
      12/26/2000            50,700                 $1.6250
      ------------- ------------------------- ------------------
      12/27/2000            39,100                 $1.5945
      ------------- ------------------------- ------------------
      12/28/2000            20,700                 $1.5594
      ------------- ------------------------- ------------------
      12/29/2000            48,400                 $1.5270
      ------------- ------------------------- ------------------
      01/02/2001             4,000                 $1.5000
      ------------- ------------------------- ------------------
      01/04/2001             3,000                 $1.6250
      ------------- ------------------------- ------------------
      01/05/2001             6,000                 $1.7500
                            ------
      ------------- ------------------------- ------------------
                           245,000
      ------------- ------------------------- ------------------

Item 5.    Interest in Securities of the Issuer.

           (A) (B) Beneficial Ownership of HyperFeed Shares:

                                    HyperFeed Shares
                                  which may be Acquired
                                     upon Exercise of
                                  Common Stock Purchase
                                    Warrants or upon
                                      Conversion of
                                       Series A 5%
                                   Convertible Preferred
                                    Stock or Series B 5%    Total HyperFeed     Percent of Out-
               HyperFeed Shares        Convertible            Shares Bene-     standing HyperFeed
  Person (1)    Currently Held       Preferred Stock         ficially Owned        Shares (2)
  ----------    --------------       ---------------         --------------        ----------
Holdings        2,615,000 (3)          8,841,795(4)(5)(6)      11,456,795              46.6%
Physicians        745,820 (3)            642,224   (6)          1,388,044               8.5%
Citation                0                642,224   (5)            642,224               3.9%
Sequoia                 0                642,224   (6)            642,224               3.9%

----------

(1) None of the directors or executive officers of Holdings, Physicians, Citation or Sequoia individually beneficially owns any HyperFeed Shares. The directors and executive officers of each of Holdings, Physicians, Citation and Sequoia disclaim beneficial ownership of the HyperFeed Shares beneficially owned by the corporation for which they serve as directors and/or executive officers.

(2) The percent of the outstanding HyperFeed Shares is based upon 15,756,394 HyperFeed outstanding as of December 31, 2000, the number of HyperFeed Shares that the person may acquire upon exercise of outstanding Common Stock Purchase Warrants and the number of HyperFeed Shares that the person may acquire upon conversion of outstanding Series A 5% Convertible Preferred Stock or outstanding Series B 5% Convertible Preferred Stock.

(3) Includes 745,820 HyperFeed Shares beneficially owned directly by Physicians which is a direct wholly-owned subsidiary of Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(4) Includes 3,573,547 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrants beneficially owned directly by Holdings. Also includes 2,076,300 HyperFeed Shares which may be acquired upon conversion of the Series B 5% Convertible Preferred Stock beneficially owned directly by Holdings and 1,907,500 HyperFeed Shares which may be acquired upon conversion of the Series A 5% Convertible Preferred Stock beneficially owned directly by Holdings.

(5) Includes 240,824 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrant beneficially owned directly by Citation which is a direct wholly-owned subsidiary of Holdings. Also includes 401,400 HyperFeed Shares which may be acquired upon conversion of the Series B 5% Convertible Preferred Stock beneficially owned directly by Citation. As a result of Holdings' status as parent of Citation, Citation and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(6) Includes 240,824 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrant beneficially owned directly by Sequoia which is a direct wholly-owned subsidiary of Physicians. Also includes 401,400 HyperFeed Shares which may be acquired upon conversion of the Series B 5% Convertible Preferred Stock beneficially owned directly by Sequoia. As a result of Holdings' status as parent of Physicians and Physicians' status as part of Sequoia, Sequoia, Physicians and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

           (C)    See Item 4 of this Amendment No. 7.

           (D)    See Items 5(A) and 5(B) of this Amendment No. 7.

           (E)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Items 4, 5(A), 5(B) and 7 of this Amendment No. 7.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A -  Joint Filing Agreement, dated as of October 30, 2000, among PICO Holdings, Inc., Physicians Insurance Company of Ohio, Citation Insurance Company and Sequoia Insurance Company (Incorporated herein by reference to Exhibit A to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit B -  Common Stock Purchase Warrant reissued to PICO
                        Holdings, Inc. (Incorporated herein by reference to Exhibit B to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit C -  Common Stock Purchase Warrant reissued to Physicians
                        Insurance Company of Ohio (sold to PICO Holdings, Inc. effective September 30, 2000) (Incorporated herein by reference to Exhibit C to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit D -  Common Stock Purchase Warrant reissued to Citation
                        Insurance Company (Incorporated herein by reference to Exhibit D to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit E -  Common Stock Purchase Warrant reissued to Sequoia
                        Insurance Company (Incorporated herein by reference to Exhibit E to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit F -  Common Stock Purchase Warrant issued to PICO Holdings,
                        Inc. by PC Quote, Inc. on May 5, 1997 (Incorporated herein by reference to Exhibit E to Amendment No. 1 to
                        Schedule 13D filed on behalf of Holdings, Physicians, American Physicians Life Insurance Company and Physicians Investment Company with the SEC on June 11,
                        1997)

           Exhibit G -  Form of First Amendment to Common Stock Purchase
                        Warrant between PC Quote, Inc. and PICO Holdings, Inc. with respect to Common Stock Purchase Warrant issued on May 5, 1997 (Incorporated herein by reference to Exhibit
                        4.5 to PC Quote, Inc.'s Current Report on Form 8-K, dated and filed with the SEC on October 6, 1998 (the "PC Quote 1998 Form 8-K"))

           Exhibit H -  Common Stock Purchase Warrant issued to PICO Holdings,
                        Inc. by PC Quote, Inc. on August 8, 1997 (Incorporated herein by reference to Exhibit C to Amendment No. 2 to
                        Schedule 13D filed on behalf of Holdings, Physicians, American Physicians Life Insurance Company and Physicians Investment Company with the SEC on September 17, 1997)

           Exhibit I -  Form of First Amendment to Common Stock Purchase
                        Warrant between PC Quote, Inc. and PICO Holdings, Inc. with respect to Common Stock Purchase Warrant issued on August 8, 1997 (Incorporated herein by reference to Exhibit 4.6 to the PC Quote 1998 Form 8-K)

           Exhibit J -  Certificate of Designations of Series A and Series B
                        Preferred Stock of PC Quote, Inc. (Incorporated herein by reference to Exhibit 3(d) to PC Quote, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998)

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 12, 2001                PICO HOLDINGS, INC.


                                       By: /s/ James F. Mosier
                                          -------------------------------
                                            James F. Mosier,
                                            General Counsel and Secretary


Date:  January 12, 2001                PHYSICIANS INSURANCE COMPANY OF OHIO


                                       By: /s/ James F. Mosier
                                          -------------------------------
                                            James F. Mosier,
                                            General Counsel and Secretary


Date:  January 12, 2001                CITATION INSURANCE COMPANY


                                       By: /s/ James F. Mosier
                                          -------------------------------
                                            James F. Mosier,
                                            Secretary


Date:  January 12, 2001                SEQUOIA INSURANCE COMPANY

                                       By: /s/ James F. Mosier
                                          -------------------------------
                                            James F. Mosier,
                                            Secretary